EXHIBIT 99.1

Allied Gold Reports Q3 2026 Results, Begins Production at the Kurmuk Mine and Delivers Strong Performance at the Côte D’Ivoire Complex

TORONTO, Nov. 04, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC) (NYSE: AAUC) (“Allied” or the “Company”) herein provides its financial and operational results for the third quarter of 2026. The Company produced 91,195 ounces of gold during the quarter, representing a 5% increase over the comparable prior-year period, at all-in sustaining costs (“AISC”)(1) of $2,378 per ounce sold. As previously disclosed, production is expected to be weighted toward the second half of the year, particularly the fourth quarter, with production increases expected at Sadiola. Production at the Kurmuk Mine will add to expected production increases.

At Kurmuk, commissioning activities began in the third quarter, and more recently, ore has been introduced into the plant. The mine is now in production and will ramp up into the end of the year. This cornerstone asset is expected to deliver a significant increase in production at attractive operating costs, while enhancing the scale, quality and longevity of the Company’s portfolio. As the lowest-cost operation in the portfolio, Kurmuk is expected to drive a disproportionate increase in cash flow relative to production. Exploration activities continued to extend known mineralized systems and advance new targets across the portfolio, most notably at Kurmuk.

THIRD QUARTER HIGHLIGHTS

Financial Results Highlights

· Earnings:

  Third quarter net earnings of $29.1 million, or $0.22 per basic share and $0.20 per fully diluted share.
  Third quarter adjusted earnings(1) of $49.3 million, or $0.37 per basic share.

· Cash Flows and EBITDA:

  Net cash generated from operating activities was $12.3 million for the quarter, after income tax payments and working capital investments, primarily reflecting the planned buildup of stockpiles, the timing of VAT recoveries, and the impact of the payable fluctuations.
  Operating cash flows before income tax paid and movements in working capital were an inflow of $115.6 million.
  EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2026, were $121.0 million and $139.8 million.

· Strong Financial Position:

  As of September 30, 2026, the Company had cash and cash equivalents of $379.1 million.
  Cash balances are expected to increase through the remainder of the year, supported by improved performance at existing operations and the commencement of production at the Kurmuk Mine. The completion of major development activities at Kurmuk and the corresponding reduction in capital expenditures are expected to further strengthen the Company’s cash position.

· Capital Allocation and Shareholder Returns:

  As the Company enters a period of significantly increased free cash flow generation, it is advancing a shareholder returns policy that includes a potential base dividend commencing in 2027 and a proposed normal course issuer bid to repurchase up to 10% of its public float, subject to TSX approval. For greater detail, see the "Capital Allocation and Shareholder Returns" section on page 4 below.

Operational Highlights

  Third Quarter Production: The Company produced 91,195 ounces of gold in the third quarter, representing a 5% increase over the comparable prior-year period.
  Third Quarter Sales: Gold sales were 92,532 ounces, with minor timing differences from production resulting from the scheduling of shipments and the sale of inventory.
  Performance by Asset:
    At Sadiola, production of 42,291 ounces in the third quarter compares favourably to plan and to production for the prior year quarter. The Company has begun implementing initiatives to improve production and reduce costs, including amended mining contractor arrangements with commitments on fleet reliability and equipment availability. Early results have been favourable, and fourth-quarter operations are expected to improve further with higher-grade fresh and oxide ore in the mining sequence, with improvements continuing into 2027.
    At Bonikro, production of 28,644 ounces in the third quarter was 30% higher than in the comparable prior-year period, driven by higher feed grades and improved recoveries from Stage 5, with AISC(1) of $1,670 per ounce sold, the lowest among the Company’s operating mines.
    At Agbaou, production of 20,260 ounces in the third quarter was in line with plan and the mine sequence. Ore mined and tonnes processed exceeded plan at higher-than-expected grades, and AISC(1) were better than planned.
  CDI Complex Performance: Combined production from Bonikro and Agbaou was 48,904 ounces in the third quarter and 150,165 ounces for the nine months ended September 30, 2026, increases of 9% and 20%, respectively, over the comparable prior-year periods. Gross profit excluding DDA(1) for the CDI Complex was $110.9 million in the quarter, compared to $74.5 million in the comparable prior-year period. The CDI Complex enters the fourth quarter well positioned to meet planned annual production.

  Consolidated Costs: Total cost of sales(4), cash costs(1) and AISC(1) were $2,416, $2,181, and $2,378, respectively, per ounce sold on a consolidated basis for the third quarter. Costs for the period have been impacted by geopolitical developments, which resulted in inflationary pressures affecting transportation, fuel, and other consumable costs.

  AISC Margins: Average revenue per ounce for at-market sales was $4,293 in the quarter, which against consolidated AISC(1) of $2,378 per ounce sold represents an AISC margin of approximately $1,915 per ounce on at-market sales. Settlements under the Company’s gold collar program reduced average revenue by $371 per ounce in the quarter. The collars expire in December 2026, after which the Company expects greater exposure to spot gold prices, subject to deliveries under its existing stream and gold prepay arrangements.

  2026 Production Outlook: Production for the nine months ended September 30, 2026 was 284,640 gold ounces, a 9% increase over the comparable prior-year period, and the fourth quarter is expected to be the Company’s highest-producing quarter of the year. Fourth-quarter production is expected to benefit from the initial contribution from the Kurmuk Mine, the lowest-cost operation in the Company’s portfolio, a return to more normalized operations at Sadiola and continued momentum at the CDI Complex, which is well positioned to meet planned annual production. For 2026, the Company’s operating mines are expected to produce 375,000 to 400,000 gold ounces, consistent with their historical production profile, and Kurmuk is expected to contribute 25,000 to 35,000 gold ounces in its partial first year, for a total of 400,000 to 435,000 gold ounces. At the midpoint of the range, this represents approximately a 10% increase over 2025 production.

  2027 and Longer-Term Production Outlook: Annual production from the Company’s current operating mines is expected to remain consistent through 2027 at the previously disclosed level of 375,000 to 400,000 ounces, excluding Kurmuk. With Kurmuk expected to contribute an additional 240,000 to 270,000 ounces in 2027, total production is forecast to increase to 615,000 to 670,000 ounces, approximately 54% above the midpoint of the 2026 production outlook. Looking beyond 2027, Kurmuk is expected to produce approximately 300,000 gold ounces in 2028 at industry-leading costs. Together with the phased expansion at Sadiola and continued growth at the CDI Complex, this supports the Company’s path to sustainable annual production of approximately 800,000 gold ounces by 2029, supporting a meaningful step change in cash flow generation.

Advancement of Key Growth Initiatives

  Kurmuk Development: At Kurmuk, commissioning activities started in the third quarter. Development of the mine continued to meet key execution milestones during the quarter, including connection to the national grid, first ore to the crushing circuit and build-up of ore stockpiles. Commissioning progressed across the crushing, reclaim, milling and raw water systems, supported by the completion of the initial grid power connection and the availability of medium-voltage power in September 2026. Mining activities also advanced successfully, and ore stockpiles of approximately 1.5 million tonnes have been established to support three months of plant feed ahead of the production ramp-up. The grade of the stockpiled ore is higher than the Mineral Reserve grade. More recently, ore has been introduced into the plant. The mine is now in production. Kurmuk is expected to operate at industry-leading costs, supported by a 20-year power purchase agreement with a fixed energy charge of $0.04 per kWh.

  Kurmuk Exploration: On October 6, 2026, the Company reported results from 149 holes totalling 28,003 metres drilled at Kurmuk since October 2025. Highlights included 13.86 metres at 10.07 g/t Au and 13.77 metres at 9.15 g/t Au in hole ASDD227 at Ashashire, where the deposit remains open below a depth of 425 metres; 16.1 metres at 2.9 g/t Au and 14.4 metres at 3.4 g/t Au in hole DMDD788 at Dish Mountain; and 80.09 metres at 1.53 g/t Au in hole TSDD052 at the Kiftet prospect on the 9-kilometre Tsenge trend. Reported intercepts are drilled lengths. An initial Mineral Resource for Kiftet and Hiccup Hill is expected in the first half of 2027, and drilling is expected to contribute to the Company’s annual Mineral Resource update in early 2027. The Company’s five-year objective for Kurmuk is to grow Mineral Resources to more than 5 million ounces, including at least 0.5 million ounces within 10 kilometres of the mill, to sustain or exceed initial production of approximately 300,000 ounces per year and extend mine life beyond 15 years.

  Sadiola Expansion: Following the termination of the corporate transaction process, the Company has resumed its evaluation of the next modules of its phased, modular optimization and expansion program at Sadiola, which targets a long-term production platform of 300,000 to 400,000 gold ounces per year. The Phase 1 crushing and milling circuit reached full production in the second quarter of 2026, and construction of the pre-leach thickener is ongoing, with commissioning targeted for the second quarter of 2027. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility and reduce reagent consumption, supporting a sustainable operating platform of 200,000 to 230,000 gold ounces per year before further expansion. Phased early works for the 7 Mt/y expansion are planned to begin in late 2026, targeting operational capacity in the first half of 2029, and the staged energy program is expected to reduce AISC(1) by $150 to $200 per ounce once fully implemented.

  CDI Complex Mine Life: The Mineral Reserve and Mineral Resource update for Agbaou announced on July 29, 2026 increased Proven and Probable Mineral Reserves by more than 60% over the year-end 2025 estimates and extended the Agbaou mine life, based on Proven and Probable Mineral Reserves only, to 2030. The Bonikro mine life has been extended to 2036, supported by initial Proven and Probable Mineral Reserves of approximately 585,000 ounces at Oumé and the inclusion of Stage 6 at Bonikro, which added approximately 101,000 ounces. Together with ongoing exploration across the CDI Complex, these extensions support the Company’s strategic objective of at least 200,000 gold ounces per year from the CDI Complex for over 10 years. Studies are advancing to increase the Bonikro plant’s processing capacity to 3.0 to 3.2 Mt/y, building on ongoing throughput upgrades of approximately 0.5 Mt/y intended to process low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per year beginning in late 2026 to early 2027.

  Portfolio Exploration: A total of 232 holes comprising 31,976 metres were drilled across the Company’s properties in the third quarter, including 13,678 metres at Kurmuk, 5,587 metres at Sadiola and 12,711 metres at Agbaou, Hiré and Oumé in the CDI Complex. Fourth-quarter programs will continue to test extensions at Ashashire, Dish Mountain and the Tsenge trend at Kurmuk and at Sadiola Main, Tambali North and the FE2 Trend at Sadiola, and will test for near-pit oxide and fresh mineralization at Agbaou and Hiré.

Capital Allocation and Shareholder Returns

As the Company enters a period of significantly increased free cash flow generation, its capital allocation priorities include continuing to invest in growth, maintaining a strong balance sheet and returning capital to shareholders. The Company is progressing a shareholder returns policy as part of this capital allocation framework and intends to evaluate the full range of cash return options, including a base dividend anticipated to start in 2027 and a share buyback program.

In regard to the share buyback program, and subject to the approval of the Toronto Stock Exchange (“TSX”), the Company intends to launch a normal course issuer bid to purchase for cancellation up to 10% of the public float of its common shares through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, at the prevailing market price at the time of acquisition. The actual number of common shares that may be purchased pursuant to the normal course issuer bid will be determined by management of the Company in compliance with the rules of the TSX. The Company intends to file a notice of intention with the TSX in due course and will announce a date for the commencement of the normal course issuer bid following acceptance of the notice by the TSX.

The Company believes that, from time to time, the market price of its common shares may not fully reflect their underlying value. At such times, the Company may purchase common shares under the normal course issuer bid where it considers such purchases to be an attractive investment and an appropriate use of corporate funds, and to be in the best interests of the Company and its shareholders.

In determining the timing and amount of any purchases under the share buyback program, the Company will take into account the trading liquidity of its common shares and the concentration of its shareholder base, with the objective of maintaining an orderly and liquid market for its common shares without undue concentration.

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of the Zijin Gold transaction, as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share.

The private placement closed on August 10, 2026. On closing, Zijin Gold owned approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%. The private placement does not provide Zijin Gold with any further shareholder protections or governance entitlement. Zijin is not entitled to Board representation, nor does it currently have representation on the Board. The proceeds from the private placement are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of Kurmuk, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

Sustainability, Health and Safety Highlights

  The Company did not report any significant Environmental Incidents for the three months ended September 30, 2026.
  The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended September 30, 2026 was 2.91, compared to 1.21 for the 12 months ended December 31, 2025. TRIR for the quarter was impacted by certain incidents at Kurmuk, for which dedicated support has since been implemented.
  The Company reported one Lost Time Injury, resulting in Lost Time Injury Rate ("LTIR") of 0.14 for the three months ended September 30, 2026, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

OPERATING RESULTS SUMMARY

	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Gold ounces
Production	91,195	87,020	284,640	262,077
Sales(3)	92,532	92,099	286,380	304,722
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,416	$2,087	$2,250	$2,040
Cash Costs(1)	$2,181	$1,911	$2,050	$1,834
AISC(1)	$2,378	$2,092	$2,277	$2,037

Average revenue per ounce for at-market sales(1)*	$4,293	$3,468	$4,480	$3,146
Average market price per ounce	$4,262	$3,457	$4,545	$3,201

*Average revenue per ounce for at-market sales(1) is impacted by hedge settlements and sales made under streams. For the third quarter of 2026 and on a year-to-date basis, the impact of hedge settlements was $(371)/ounce and $(480)/ounce, respectively (third quarter of 2025 and third quarter year-to-date 2025 - $(114)/ounce and $(63)/ounce, respectively) and the impact of stream, in-kind dividends and IFRS 15 adjustments was $(59)/ounce and $(103)/ounce, respectively (third quarter of 2025 and third quarter year-to-date 2025 - $(44)/ounce and $(41)/ounce, respectively).

Gold production for the three months ended September 30, 2026 was 91,195 ounces, compared to 87,020 ounces in the comparable prior-year period. The increase was predominantly driven by production growth at Bonikro, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) was $2,416 per ounce sold for the three months ended September 30, 2026, compared to $2,087 in the comparable prior-year period. Cash costs(1) and AISC(1) were $2,181 and $2,378 per ounce sold, respectively, compared to $1,911 and $2,092 in the comparable prior-year period. Costs for the period were impacted by geopolitical developments, which resulted in inflationary pressures on transportation, fuel and other consumables.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended September 30,
	2026	2025
Operating
Ore mined (M tonnes)	1.93	0.82
Waste mined (M tonnes)	5.28	6.79
Ore processed (M tonnes)	1.39	1.24
Gold
Production (Ounces)	42,291	42,174
Sales(3)(Ounces)	42,645	45,368
Feed grade (g/t)	1.22	1.20
Recovery rate (%)	79.8%	88.3%
Total cost of sales per ounce sold(4)	$2,889	$2,166
Cash costs per ounce sold(1)	$2,756	$2,092
AISC per ounce sold(1)	$2,876	$2,224
Financial(In thousands of US Dollars)
Revenue	$164,381	$151,452
Cost of sales (excluding DDA)	(117,724)	(95,353)
Gross profit excluding DDA(1)	$46,657	$56,099
DDA	(5,473)	(2,924)
Gross Profit	$41,184	$53,175
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$83	$1,246
Expansionary(1)	14,347	24,876
Exploration(1)	2,271	208

For the three months ended September 30, 2026, Sadiola produced 42,291 ounces of gold, compared to the 42,174 ounces in the comparable prior-year period.

Production at Sadiola compares favourably to plan and to production for the prior year quarter. The Company has identified a number of opportunities to improve production and reduce costs which the Company has now begun to implement, having previously postponed them during the Zijin Transaction. In addition, the Company has also terminated shorter-term arrangements with equipment contractors and updated its main mining contractor's mining service agreement for all of its operations to reinforce their commitment to establish a more comprehensive program of investment and optimization. The amended agreement includes contractual commitments relating to operational improvement initiatives, increased investment in fleet reliability and equipment availability. Further, the Company is focusing on mine optimization efforts and additional drilling to support grade reconciliation and mine planning.

Fourth quarter production is also expected to increase with the availability of higher-grade fresh and oxide ores in the mining sequence.

Total cost of sales(4) and AISC(1) for the quarter were $2,889 and $2,876, respectively. The Company expects lower costs as throughput and feed grade increase in the near term, reflecting the planned transition from predominantly oxide ore mining and processing to a blend increasingly weighted toward higher-grade fresh ore. A range of operational strategies has been progressively implemented to reduce expenditures, including improved mine planning and sequencing, enhanced fresh-ore mining practices, streamlined stockpile management and improved process controls. With the continued execution of these initiatives, together with broader operational improvements and higher feed grades and throughput rates, unit costs are expected to decline further in the coming quarters.

Gold sales for the current quarter were in line with production.

Sadiola Expansion Project

The Company has been advancing a modular optimization and expansion program at Sadiola, aimed at establishing a production platform of 300,000 to 400,000 ounces per year. Key components of the program include the crushing circuit expansion to efficiently process a higher proportion of fresh ore that would represent approximately 60% of mill feed, power infrastructure improvements, the addition of a pre-leach thickener, all part of a series of modular plant upgrades that can be implemented sequentially to increase throughput toward 7 Mt/y and ultimately 9 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns. The first module of this strategy, the crushing circuit expansion, was brought into full production in the second quarter of 2026. Further optimizations to the processing circuit, including instrumentation and automation upgrades, continued during the third quarter of 2026. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce operating costs.

The pre-leach thickener, currently under construction with commissioning targeted for the second quarter of 2027, is expected to enable the plant to process more than 90% fresh ore, improve operating flexibility and reduce reagent consumption. These improvements are intended to support a sustainable operating platform of 200,000 to 230,000 gold ounces per year before further expansion.

The Company continues to advance the feasibility study and associated engineering for the 7 Mt/y expansion, as well as the engineering and design for the subsequent expansion steps. In parallel, Allied continues to advance studies to increase recoveries for fresh ore, including test work and engineering for flotation, Albion and other processing alternatives, as well as undertaking design and execution engineering for the new solar farm earthworks.

The total capital expenditures for the 7 Mt/y phase of the processing plant scope are forecast at approximately $200 million including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant. The Company is advancing an updated feasibility study and execution strategy that will update the capital requirements for the 7Mt/y by early 2027 which also incorporates the advancement of certain bulk earthworks and civil works originally envisaged under the subsequent 9 Mt/y expansion, allowing these activities to be undertaken as part of the 7 Mt/y development program to improve construction sequencing and minimize future disruption to operations. The phased execution program is planned to commence early works in late 2026, targeting 7 Mt/y operational capacity in the first half of 2029. The subsequent 9 Mt/y expansion phase is expected to include further crushing and wet plant upgrades to achieve the ultimate planned processing capacity. Further, the Company continues to evaluate processing optimizations which would increase recoveries. These improvements are not included in the production plan at the present time, and once implemented are expected to increase production, cash flows and improve value.

Alongside the Sadiola growth strategy, the Company is advancing a staged and scalable energy program for the asset. Additional diesel generators and control systems were initially installed to support the start of operations of the Phase 1 expansion. These are to be followed by a hybrid power solution that adds permanent diesel medium-speed thermal units using heavy fuel oil (“HFO”) and a photovoltaic plant with battery energy storage systems (“BESS”), progressively reducing reliance on diesel generation and establishing a scalable power supply capable of supporting the subsequent 7 Mt/y and 9 Mt/y expansions. The program is intended to give Sadiola a flexible power solution that can meet its ultimate power needs while being self-reliant, efficient and cost-effective. The current development strategy targets approximately 41 MW of generation capacity to support the 7 Mt/y expansion, and the timing and configuration of the HFO generation program are being evaluated to align power availability with the potential first-quarter 2029 expansion milestone.

The initial photovoltaic plant and BESS are projected to reduce energy costs by up to 20% compared to current costs, and additional photovoltaic and BESS capacity, together with medium-speed thermal generators, is projected to reduce energy costs further, by up to 45%. Once the power program is fully implemented, the reduction in AISC(1) is estimated at $150 to $200 per ounce. Cost improvements are expected to be modest in 2026, to increase gradually with the deployment of solar and battery storage systems in late 2027 and to increase meaningfully with the introduction of medium-speed thermal generation, currently targeted for 2029.

Sadiola Exploration

Since acquiring Sadiola in 2021, the Company has identified more than 15 million tonnes of economic oxide mineralization within the near-mine footprint, adding to the oxide resource base that is critical to the existing and planned processing infrastructure. The Company’s current oxide Mineral Reserves comprise 27 million tonnes containing 804,000 ounces.

During the third quarter of 2026, exploratory and resource drilling programs were conducted on the Sadiola licence, with a total of 53 holes drilled, comprising 5,587 metres, utilizing core and RC drilling. Year to date, 267 exploration holes comprising 34,002 metres were drilled over the Sadiola Property. Resource and exploratory drilling programs continued and were expanded at Tambali North and infill drilling commenced at FE1.

An IP survey, designed to trace the Sekekoto West host geology, to the north and to the south, is in progress, with a secondary goal of providing sufficient data to create a 3D resistivity image of the on-trend S12 deposit, which will be used to assist resource modelling of this highly prospective karsted zone. First-pass IP surveys were completed in the quarter with a set of strike-parallel lines, over the S12 Deposit, commencing in late September and continuing into October.

At Tambali North, a program was designed to follow-up on historic oxide gold mineralization and test a model that suggests that the Tambali Deposit mineralization continued to the north into the Sadiola Main pit and that historic waste piles, lying above the north-northeast extension of the Tambali North mineralization, are locally gold-bearing. This program initially comprised six short drill lines spaced 200 metres apart. Results to date have been positive and the Company has advanced infill drilling at a 100 metre line spacing at Tambali North. For the third quarter of 2026, 188 holes totalling 20,726 metres complete with 35 holes, comprising 3,676 metres were drilled.

Drilling continued at Sadiola Main during the quarter with 7 geotech drill holes, totalling 1,475 metres. These holes are designed to support the long-term development of the Sadiola Deposit. Additional holes are planned to test for depth extensions, to the northern end of the Sadiola Main Zone, and the northeast-trending cross-structures, while gathering additional geological data to better define bedding-parallel mineralization across the entire deposit area.

For the remainder of 2026, Sadiola will see continued efforts with four drills dedicated to testing the extension of the gold-mineralized structures at Sadiola Main, Tambali North and along the FE2 Trend at FE1. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of new discoveries and additions to the mineral inventory are high.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine (“Bonikro” or the “Bonikro Mine”) is an open-pit gold mine located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provide optionality and potential synergies for the future.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended September 30,
	2026	2025
Operating
Ore mined (M tonnes)	1.09	0.64
Waste mined (M tonnes)	1.51	6.52
Ore processed (M tonnes)	0.60	0.68
Gold
Production (Ounces)	28,644	21,953
Sales (Ounces)	30,094	23,530
Feed grade (g/t)	1.53	1.08
Recovery rate (%)	94.6%	93.8%
Total cost of sales per ounce sold(4)	$1,747	$2,023
Cash costs per ounce sold(1)	$1,411	$1,570
AISC per ounce sold(1)	$1,670	$1,755
Financial(In thousands of US Dollars)
Revenue	$114,680	$77,012
Cost of sales (excluding DDA)	(42,793)	(37,164)
Gross profit excluding DDA(1)	$71,887	$39,848
DDA	(9,768)	(10,444)
Gross Profit	$62,119	$29,404
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$1,215	$12,154
Expansionary(1)	9,798	—
Exploration(1)	1,319	2,585

Bonikro produced 28,644 ounces during the three months ended September 30, 2026, compared to 21,953 ounces in the comparable prior-year period. The increase was driven by higher feed grades and improved recoveries. Performance benefited from access to higher-grade ore in Stage 5 and optimized mine sequencing following the completion of stripping and mine development activities in 2025.

Refinements to the mine design, supported by new geotechnical data, have enabled the inclusion of Stage 6 as Mineral Reserves at Bonikro, adding approximately 101,000 ounces. Combined with additional Mineral Reserves at Hiré, particularly at Akissi So, this is expected to provide greater mid-term production flexibility at Bonikro while Oumé is being developed.

Mine sequencing during the fourth quarter of 2026 is expected to remain focused on the lower benches of PB5, with a low stripping ratio. Stripping during the fourth quarter will be concentrated primarily at Assondji So Main to establish sustainable access to the orebody and provide greater mining flexibility, supporting ore supply for 2027.

Bonikro AISC(1) for the third quarter were in line with plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027 and represents approximately $185 per ounce sold.

Bonikro Mine Life Extension

As previously discussed, the updated integrated production plan for Bonikro incorporates production from Hiré, Oumé, and Bonikro and demonstrates a mine life extension to 2036 based on the 2025 Proven and Probable Mineral Reserves, supporting average production of approximately 120,000 gold ounces per year.

The Company is advancing studies to increase the Bonikro plant’s processing capacity to 3.0–3.2 Mt/y. The expansion is expected to provide additional operating flexibility, support future production opportunities, and facilitate the incorporation of additional mineral inventory from exploration sources across the district. This increase is expected to build on the previously guided and ongoing processing plant throughput upgrades of approximately 0.5 million tonnes of ore per annum, intended to bring forward the processing of low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per annum, beginning in late 2026 to early 2027.

In combination with the recently reported extension of mine life for Agbaou based on Proven and Probable Mineral Reserves to 2030, the new integrated Bonikro LOM plan and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years (thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year).

Hiré Exploration

In the third quarter of 2026, drilling at Hiré focused on testing for oxides along the southwestern extension of the Assondji So South Deposit, drill testing of the Ditula Prospect and sterilization drilling for a waste pile near the south-central portion of the Assondji So Deposit. In total 32 holes comprising 3,283 metres were drilled with 28 of the holes completed with an RC drill. In the fourth quarter, additional in-fill drill testing for oxide gold mineralization is planned over the Chapelle East and Assondji So South Zones. An initial scout drill program is planned over the Alexis Farm target located immediately north of the Agbale area.

Oumé Exploration

Following the successful Oumé exploration program, which resulted in the declaration of initial Proven and Probable Mineral Reserves containing approximately 585,000 ounces of gold, the Company expanded its exploration efforts to test for extensions to the Oumé gold system. Drilling in the third quarter continued over the Dougbafla Junction target with 14 holes totalling 729 metres completed with 1255 metres of drilling completed over this target in 2026. One, 462-metre hole was also drilled to test for the north strike extension of the Dougbafla North Deposit. Year to date, 220 holes totalling 10,130 metres were drilled in the Oumé area. In the fourth quarter, three, wide spaced holes are planned to further test the contacts of a northeast-trending felsic intrusion. In-fill soil sampling and prospecting are planned proximal to the Bandama Zone and southeast of the structure, that hosts the Dougbafla East Zone, located immediately east of the Oumé deposit area outside of the Allied Concessions.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

As described above, Agbaou and Bonikro together comprise the CDI Complex, with the two processing plants located only 20 kilometres apart.

Agbaou Key Performance Information (100% Basis)	For three months ended September 30,
	2026	2025
Operating
Ore mined (M tonnes)	0.57	0.72
Waste mined (M tonnes)	5.21	10.97
Ore processed (M tonnes)	0.61	0.63
Gold
Production (Ounces)	20,260	22,893
Sales (Ounces)	19,793	23,201
Feed grade (g/t)	1.08	1.19
Recovery rate (%)	95.0%	94.7%
Total cost of sales per ounce sold(4)	$2,416	$1,996
Cash costs per ounce sold(1)	$2,114	$1,904
AISC per ounce sold(1)	$2,384	$2,175
Financial(In thousands of US Dollars)
Revenue	$79,011	$77,154
Cost of sales (excluding DDA)	(40,018)	(42,510)
Gross profit excluding DDA(1)	$38,993	$34,644
DDA	(7,792)	(3,792)
Gross Profit	$31,201	$30,852
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$3,421	$4,684
Expansionary(1)	—	253
Exploration(1)	1,258	962

Agbaou produced 20,260 ounces of gold during the three months ended September 30, 2026, compared to 22,893 ounces in the corresponding quarter of the previous year and was aligned with the plan. Production reflects the completion of oxide cutbacks in the North Pits and the accelerated stripping strategy implemented in the West Pits during 2025. Ore mined and tonnes processed exceeded plan at higher-than-expected grades, while the plant processed a greater proportion of fresh ore than in the first half of the year, consistent with the planned mine sequence.

Agbaou AISC(1) for the third quarter were better than plan, predominantly due to the production performance. Optimization initiatives and operational enhancements are in progress, with Bonikro serving as the benchmark. Agbaou is expected to continue to follow as these measures are implemented and scaled, with a focus on reducing costs in the next quarters.

Agbaou Mine Life Extension

As previously disclosed, the Company updated the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Agbaou Exploration

At Agbaou, the Company actively pursues opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. During the quarter, 52 holes totalling 8,237 metres were completed including approximately 4,660 metres drilled to test for extensions to zones within the Agbaou pits. Drilling is continuing to test for both deeper and near-pit oxide gold mineralization into the fourth quarter of 2026. A total of 4 holes comprising 1,209 metres were completed over the Agbaou South target. The remainder of the drilling focus is on waste dump sterilization testing, with 32 holes comprising 3,246 metres drilled. Year to date 137 holes totalling 25,064 metres were drilled in the Agbaou area.

For the fourth quarter of 2026, additional drill programs are anticipated in the Agbaou pit for both oxide and fresh mineralization and west of South Sat 3 for oxides.

Kurmuk

At Kurmuk, commissioning activities started in the third quarter. Development of the mine continued to meet key execution milestones during the quarter, including connection to the national grid, first ore to the crushing circuit and the build-up of ore stockpiles. Commissioning progressed across the crushing, reclaim, milling and raw water systems, supported by the completion of the initial grid power connection and the availability of medium-voltage power in September 2026. Mining activities are now sufficient to feed the plant, with mining occurring at expected production run rates. Ore stockpiles of approximately 1.5 million tonnes have been established to support three months of plant feed during the production ramp-up. The grade of the stockpiled ore is higher than the Mineral Reserve grade. Exploration programs continued to test extensions of known deposits and evaluate new mineralized zones, with the objective of defining a mineral inventory exceeding 5 million ounces. Subsequent to quarter-end, the crushing and supporting infrastructure were completed, ore was introduced into the plant, and the mine commenced production.

As previously disclosed, production is expected to ramp up into the end of the year, with total production of between 25,000 and 35,000 gold ounces and an accelerated ramp-up to nameplate and commercial production expected during this period. Production in the first quarter of 2027 is expected to increase sequentially month over month, with quarterly production of 55,000 to 65,000 gold ounces and a monthly average production of approximately 20,000 gold ounces. The Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to target an average of approximately 300,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance. Further, the objective of the ongoing exploration program is not only to extend mine life but also to find higher-grade, near-surface ore, to extend the number of years averaging 300,000 gold ounces per year.

As the project advanced, and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations with an average processing capacity of up to 6.4 Mt/y. This increased flexibility was incorporated into the execution project, with subsequent modifications and upgrades to the leaching circuit expected to be deployed in the future to sustain throughput and increase fresh ore recoveries. These enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.

Kurmuk Project Exploration

At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the mineralized system remaining open. At Tsenge, near-term exploration is focused on defining the extent of higher-grade zones and updating the mineralization models with a medium-term exploration goal of evaluating the entire 9-kilometre strike length of the gold-in-soil anomalies at Tsenge. A significant amount of highly successful trenching continues to be carried out at Tsenge, confirming the bedrock expression of the mineralized lenses that are coincident and proximal the regional, to the gold-in-soil anomalies aligned along this 9 km long trend. A second-pass drill program completed over the Urchin Prospect, located adjacent to the Ashashire haul road, yielded positive results that will require follow-up drilling.

For three months ended September 30, 2026	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1)Per Gold Ounce Sold	AISC(1)Per Gold Ounce Sold
Sadiola Gold Mine	42,291	42,645	$2,889	$2,756	$2,876
Bonikro Gold Mine	28,644	30,094	$1,747	$1,411	$1,670
Agbaou Gold Mine	20,260	19,793	$2,416	$2,114	$2,384
Total	91,195	92,532	$2,416	$2,181	$2,378

Summary of Capital Expenditures

For nine months ended September 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$4,638	$3,333	$33,307	$48,121	$2,456	$361	$40,401	$51,815
Bonikro	3,494	39,959	29,211	48	5,030	6,851	37,735	46,858
Agbaou	18,266	29,236	—	284	4,361	2,639	22,627	32,159
Kurmuk and Ethiopia	—	—	251,487	187,428	5,319	—	256,806	187,428
Capitalized borrowings and Other	1	74	39,712	23,472	—	—	39,713	23,546
Total	$26,399	$72,602	$353,717	$259,353	$17,166	$9,851	$397,282	$341,806

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial and operating statistics for the third quarter of 2026 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Revenue	$358,072	$305,618	$1,118,480	$904,004
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(200,535)	(175,027)	(583,625)	(547,721)
Gross profit excluding DDA(1)	$157,537	$130,591	$534,855	$356,283
DDA	(23,033)	(17,160)	(60,795)	(57,303)
Gross profit	$134,504	$113,431	$474,060	$298,980
General and administrative expenses	$(21,394)	$(28,623)	$(107,043)	$(75,188)
Exploration and evaluation expenses	(1,029)	(5,371)	(8,876)	(12,708)
Gain (loss) on revaluation of financial instruments	14,677	(21,437)	(17,668)	(49,524)
Other losses	(28,826)	(4,363)	(37,551)	(21,856)
Net earnings before finance costs and income tax	$97,932	$53,637	$302,922	$139,704
Finance costs	(5,996)	(5,926)	(21,453)	(14,000)
Net earnings before income tax	91,936	47,711	281,469	125,704
Current income tax expense	$(65,271)	$(33,291)	$(185,363)	$(75,551)
Deferred income tax recovery (expense)	3,384	(21,799)	(60,646)	(33,119)
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Earnings (loss) attributable to:
Shareholders of the Company	$29,131	$(17,917)	$8,050	$(28,203)
Non-controlling interests	918	10,538	27,410	45,237
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.22	$(0.15)	$0.06	$(0.25)
Diluted	$0.20	$(0.15)	$0.06	$(0.25)

(In thousands of US Dollars, except per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Net Earnings (Loss) attributable to Shareholders of the Company	$29,131	$(17,917)	$8,050	$(28,203)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.22	$(0.15)	$0.06	$(0.25)
Revaluation of financial instruments	(14,677)	21,437	17,668	49,524
Depreciation of Korali share-based payment for permit	—	—	—	4,756
Foreign exchange	4,726	505	14,414	3,840
Share-based compensation	4,662	14,214	60,992	35,491
Transaction and business development costs	13,467	1,968	18,296	12,168
Contingencies, legal and other	12,953	1,316	16,339	18,555
Tax adjustments	(955)	11,814	17,560	(1,500)
Total increase to Attributable Net Earnings(2)	$20,176	$51,254	$145,269	$122,834
Total increase to Attributable Net Earnings(2)per share	$0.15	$0.44	$1.13	$1.09
Adjusted Net Earnings(1)	$49,307	$33,337	$153,319	$94,631
Adjusted Net Earnings(1)per Share	$0.37	$0.29	$1.19	$0.84

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid and working capital(5)	$115,630	$196,338	$411,302	$409,898
Income tax paid	$(40,137)	$(11,259)	$(180,297)	$(33,321)
Settlement of Claim Matters	$—	$—	$—	$(42,198)
Operating cash flows before movements in working capital(5)	$75,493	$185,079	$231,005	$334,379
Working capital movement(5)	(63,199)	(2,949)	(228,778)	(8,501)
Net cash generated from Operating activities	$12,294	$182,130	$2,227	$325,878
Net cash used in Investing activities	(95,554)	(134,531)	(363,787)	(335,754)
Net cash generated from (used in) Financing activities	272,699	(3,471)	271,555	51,876
Net increase (decrease) in cash and cash equivalents	$189,439	$44,128	$(90,005)	$42,000

Net cash generated from operating activities for the three months ended September 30, 2026 was $12.3 million, compared to an inflow of $182.1 million in the comparable prior-year period. Prior year net cash generated from operating activities was positively impacted by receipts of $93.8 million related to stream arrangements with no current period comparable. Changes in working capital reflect normal operating fluctuations, primarily related to the planned buildup of stockpiles, the timing of VAT receivable recoveries, and the impact of the payable fluctuations.

Operating cash flows before income tax paid and movements in working capital for the three months ended September 30, 2026 were an inflow of $115.6 million, compared to an inflow of $196.3 million in the comparable prior-year period. The decrease reflects receipts of $93.8 million related to stream arrangements in the prior-year period, with no comparable receipts in the current period, partially offset by higher realized gold prices in the current period.

As at September 30, 2026, the Company had cash and cash equivalents of $379.1 million, compared with $479.8 million as at December 31, 2025.

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS) (UNAUDITED)

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Revenue	$358,072	$305,618	$1,118,480	$904,004
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(200,535)	(175,027)	(583,625)	(547,721)
DDA	(23,033)	(17,160)	(60,795)	(57,303)
Gross profit	$134,504	$113,431	$474,060	$298,980
General and administrative expenses	$(21,394)	$(28,623)	$(107,043)	$(75,188)
Exploration and evaluation expenses	(1,029)	(5,371)	(8,876)	(12,708)
Gain (loss) on revaluation of financial instruments	14,677	(21,437)	(17,668)	(49,524)
Other losses	(28,826)	(4,363)	(37,551)	(21,856)
Net earnings before finance costs and income tax	$97,932	$53,637	$302,922	$139,704
Finance costs	$(5,996)	$(5,926)	$(21,453)	$(14,000)
Net earnings before income tax	$91,936	$47,711	$281,469	$125,704
Current income tax expense	$(65,271)	$(33,291)	$(185,363)	$(75,551)
Deferred income tax recovery (expense)	3,384	(21,799)	(60,646)	(33,119)
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Earnings (loss) attributable to:
Shareholders of the Company	$29,131	$(17,917)	$8,050	$(28,203)
Non-controlling interests	918	10,538	27,410	45,237
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034

Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.22	$(0.15)	$0.06	$(0.25)
Diluted	$0.20	$(0.15)	$0.06	$(0.25)

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

(In thousands of US Dollars) (Unaudited)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) for the period	$30,049	$(7,379)	$35,460	$17,034
Income tax expense	61,887	55,090	246,009	108,670
Adjustments for:
Share-based expense	4,662	14,214	36,910	35,491
DDA	23,133	17,224	61,093	57,600
(Gain) loss on revaluation of financial instruments	(8,458)	21,437	17,668	49,524
Other losses	1,087	205	4,985	4,474
Non-cash revenue from stream arrangements	(2,726)	(4,129)	(12,276)	(14,395)
Finance costs	5,996	5,926	21,453	14,000
Proceeds from streaming arrangements	—	93,750	—	137,500
Operating cash flows before income tax paid, government settlements and movements in working capital	$115,630	$196,338	$411,302	$409,898
Income tax paid	(40,137)	(11,259)	(180,297)	(33,321)
Settlement of Mali matters	—	—	—	(42,198)
Operating cash flows before movements in working capital	$75,493	$185,079	$231,005	$334,379
Increase in trade receivables, prepayments and other receivables	(28,096)	(38,239)	(70,892)	(68,855)
(Increase) decrease in inventories	(33,924)	(6,297)	(113,279)	28,662
(Decrease) increase in trade and other payables	(1,179)	41,587	(44,607)	31,692
Net cash generated from operating activities	$12,294	$182,130	$2,227	$325,878
Investing activities
Additions of mineral property, plant and equipment	(93,668)	(126,082)	(346,935)	(316,515)
Borrowing costs capitalized	—	(4,694)	(4,694)	(9,388)
Capitalized exploration and evaluation	(1,886)	(3,755)	(12,158)	(9,851)
Net cash used in investing activities	$(95,554)	$(134,531)	$(363,787)	$(335,754)
Financing activities
Proceeds from offerings	$298,944	$—	$298,944	$66,784
Offering transaction costs	—	—	—	(4,896)
Dividend paid to NCI	(22,777)	(2,408)	(22,777)	(9,085)
Repayment of lease principal	(3,818)	(584)	(4,906)	(1,223)
Other interest received or finance costs (paid)	350	(479)	294	296
Net cash generated from (used in) financing activities	$272,699	$(3,471)	$271,555	$51,876
Net increase (decrease) in cash and cash equivalents	$189,439	$44,128	$(90,005)	$42,000
Cash and cash equivalents at beginning of period	192,206	218,643	479,777	224,994
Effect of foreign exchange rate changes	(2,502)	(512)	(10,629)	(4,735)
Cash and cash equivalents, end of the period	$379,143	$262,259	$379,143	$262,259

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In thousands of US dollars) (Unaudited)	As at September 30, 2026	As at December 31, 2025
Assets
Current assets
Cash and cash equivalents	$379,143	$479,777
Trade receivables, prepayments, and other receivables	178,183	117,093
Derivative financial asset	842	26,703
Inventories	216,005	140,136
Total current assets	$774,173	$763,709
Non-current assets
Mineral property, plant and equipment	$1,605,515	$1,240,630
Trade receivables, prepayments and other receivables	49,272	28,798
Deferred tax assets	—	3,377
Inventories	107,466	70,056
Restricted cash	15,511	17,109
Total non-current assets	$1,777,764	$1,359,970
Total assets	$2,551,937	$2,123,679

Liabilities and Total Equity
Current liabilities
Trade and other payables	$396,881	$373,193
Derivative financial liability	31,506	167,260
Income tax payable	182,964	177,122
Provisions	9,898	16,134
Deferred and contingent consideration	29,181	30,117
Borrowings	153,249	154,312
Deferred revenue	175,261	67,427
Lease obligations	6,631	2,999
Total current liabilities	$985,571	$988,564
Non-current liabilities
Provision for reclamation and closure costs	189,959	187,623
Deferred tax liability	113,378	56,071
Deferred and contingent consideration	44,564	44,906
Deferred revenue	241,968	329,373
Lease obligations	21,773	12,463
Total non-current liabilities	$611,642	$630,436
Total liabilities	$1,597,213	$1,619,000

Equity
Share capital	$1,147,241	$813,355
Retained earnings (deficit)	(272,756)	(280,806)
Accumulated OCI	(37,120)	(155,854)
Share-based payments reserve	15,758	30,914
Total equity attributable to shareholders of the Company	$853,123	$407,609
Non-controlling interests	101,601	97,070
Total equity	$954,724	$504,679
Total liabilities and shareholders' equity	$2,551,937	$2,123,679

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration results for Kurmuk included in this press release were previously reported in the Company’s news release dated October 6, 2026, and were reviewed and approved by Don Dudek, P.Geo (Chief Exploration Officer), a "Qualified Person" as defined by NI 43-101.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating four mines across Côte d'Ivoire, Mali, and Ethiopia, including the recently commissioned Kurmuk Mine. Led by a team of mining executives with extensive operational and development experience and a proven track record of value creation, Allied Gold aspires to become Africa's next-generation mid-tier gold producer and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1) This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section below in this news release.
(2) Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.
(3) Included in gold ounces sold for the nine months ended September 30, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.
(4) Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.
(5) Working Capital movement refers to the sum of
     a. (Increase) / decrease in trade and other receivables
     b. (Increase) / decrease in inventories
     c. Increase / (decrease) in trade and other payables

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold;
  Gross profit excluding DDA;
  Sustaining, Expansionary and Exploration Capital Expenditures;
  Average revenue per ounce for at-market sales;
  Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
  EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Adjusted AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless otherwise noted)	For three months ended September 30, 2026				For three months ended September 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$42,793	$40,018	$117,724	$200,535	$37,164	$42,510	$95,353	$175,027
DDA	9,768	7,792	5,473	23,033	10,444	3,792	2,924	17,160
Cost of Sales	$52,561	$47,810	$123,197	$223,568	$47,608	$46,302	$98,277	$192,187
Cash Cost Adjustments
DDA	$(9,768)	$(7,792)	$(5,473)	$(23,033)	$(10,444)	$(3,792)	$(2,924)	$(17,160)
Agbaou Contingent Consideration	—	1,946	—	1,946	—	1,719	—	1,719
Silver by-Product credit	(326)	(114)	(194)	(634)	(224)	(55)	(449)	(728)
Total Cash Costs(1)	$42,467	$41,850	$117,530	$201,847	$36,940	$44,174	$94,904	$176,018

AISC(1)Adjustments
Reclamation & Remediation Accretion	$161	$113	$504	$778	$137	$156	$419	$712
Exploration Capital	656	1,258	2,271	4,185	750	962	208	1,920
Exploration Expenses	55	231	218	504	106	164	4,124	4,394
Sustaining Capital Expenditures	6,589	3,421	83	10,093	3,044	4,684	1,245	8,973
IFRS 16 Lease Adjustments	322	322	2,033	2,677	322	322	—	644
Total AISC(1)	$50,250	$47,195	$122,639	$220,084	$41,299	$50,462	$100,900	$192,661

Gold Ounces Sold	30,094	19,793	42,645	92,532	23,530	23,201	45,368	92,099

Cost of Sales per Gold Ounce Sold	$1,747	$2,416	$2,889	$2,416	$2,023	$1,996	$2,166	$2,087
Cash Cost(1)per Gold Ounce Sold	$1,411	$2,114	$2,756	$2,181	$1,570	$1,904	$2,092	$1,911
AISC(1)per Gold Ounce Sold	$1,670	$2,384	$2,876	$2,378	$1,755	$2,175	$2,224	$2,092

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 6, 9, and 11 of this press release.

AVERAGE REVENUE PER OUNCE FOR AT-MARKET SALES

The Company uses the non-GAAP measure “Average revenue per ounce for at-market sales”(1) to supplement information in its financial statements. Average revenue per ounce for at-market sales is a non-GAAP financial measure calculated by dividing revenue, excluding the effects of hedge settlements and streaming arrangements, by the number of ounces sold. Management uses this measure to assess realized pricing on its gold sales relative to the prevailing average market price per ounce.

The most directly comparable IFRS supplementary measure is Revenue per ounce. The reconciling items can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Operational Results.

As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
  Non-recurring provisions,
  Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and provide an alternate indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Non-recurring provisions,
  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
Net Earnings (Loss)	$30,049	$(7,379)	$35,460	$17,034
Finance costs, net	$5,996	$5,926	$21,453	$14,000
DDA	23,033	17,160	60,795	57,303
Current income tax expense	65,271	33,291	185,363	75,551
Deferred income tax expense	(3,384)	21,799	60,646	33,119
EBITDA(1)	$120,965	$70,797	$363,717	$197,007

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2026	2025	2026	2025
EBITDA(1)	$120,965	$70,797	$363,717	$197,007
Revaluation of financial instruments	(14,677)	21,437	17,668	49,524
Share-based compensation	4,662	14,214	60,992	35,491
Other	28,826	3,363	37,551	33,347
Adjusted EBITDA(1)	$139,776	$109,811	$479,928	$315,369

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
  the commissioning, ramp-up and production expectations for the Kurmuk Mine;
  the Company’s 2026 production outlook for its operating mines and the Kurmuk Mine;
  expected improvements in operating performance at Sadiola and the timing and capital cost of the Sadiola expansion;
  expected reductions in energy costs and AISC from the Sadiola energy program;
  the timing of Mineral Resource updates at Kurmuk;
  progress and expectations with respect to the Company's expansion plans at Sadiola;
  the estimation of Mineral Reserves and Mineral Resources;
  the conversion of Mineral Resources to Mineral Reserves;
  opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
  continued implementation of its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
  continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
  the timing and amount of estimated future production in 2026 and beyond;
  the Company’s exploration plans for its mineral properties;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Company’s expectation regarding the timing of mining studies;

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 and March 31, 2026, and are estimated in accordance with the 2014 CIM Standards and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% economic interest in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,511	0.88	182	25,754	1.32	1,095	32,266	1.23	1,278
Agbaou Mine*	3,046	1.12	110	6,904	1.34	297	9,950	1.27	407
Total Mineral Reserves	56,272	1.13	2,052	194,654	1.48	9,249	250,926	1.40	11,302

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Reserves are stated effective as at December 31, 2025 or March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

  A base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone
  The cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Kurmuk Project:

  A base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire
  The cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

  A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage
  A base gold price of $2,300/oz was used for the Mineral Reserves for the Oumé Deposit:
  Cut-off grades are considered minimum cut-off grades, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

Agbaou Mine:

  A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.37 to 0.48 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine*	8,099	1.13	294	31,795	1.38	1,411	39,894	1.33	1,705
Agbaou Mine*	4,665	1.29	194	7,269	1.63	382	11,934	1.50	576
Total Mineral Resources (M&I)	71,955	1.11	2,581	269,330	1.50	12,876	340,285	1.41	15,457

*Bonikro and Agbaou as of March 31, 2026

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine*	100	2.08	7
Total Mineral Resources (Inferred)	53,503	1.18	2,033

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola and Korali Sud Mineral Resource Estimates range from 0.23 to 0.58 g/t Au cut-off grade, constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,300/oz gold. For the Oumé deposit, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37 to 0.48 g/t gold and depleted to March 31, 2026.
  For Agbaou Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.36 to 0.46 g/t gold and depleted to March 31, 2026.
  The Kurmuk Mineral Resource Estimates range from 0.37 to 0.49 g/t Au cut-off grade and constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.